Exhibit 1

STATISTICAL SUMMARY

For the years ended December 31	2004	2003	2002

		(Restated)(3)	(Restated)(3)
OPERATIONS DATA

El Peñón
Tonnes processed (in 000s)	837	704	688
Gold grade (grams per tonne milled)	12.1	14.7	15.5
Gold recoveries	97%	97%	95%
Jerritt Canyon(1)
Tonnes processed (in 000s)	—	198	399
Gold grade (grams per tonne milled)	—	8.1	8.8
Gold recoveries	—	88%	88%

PRODUCTION DATA (in 000s of ounces)

Gold
El Peñón	314	321	328
Jerritt Canyon	—	46	100
Beartrack(2)	1	4	9

Total Gold	315	371	437

Silver
El Peñón	4,812	4,283	5,077
Beartrack	—	1	5

Total Silver	4,812	4,284	5,082

CASH COST OF PRODUCTION (USD per gold ounce)

El Peñón	$50	$54	$35
Jerritt Canyon	—	278	257
Company Average	50	82	87

TOTAL COST OF PRODUCTION (USD per gold ounce)

El Peñón	$105	$109	$83
Jerritt Canyon	—	350	328
Company Average	105	139	140

Notes

The cash cost of production includes all direct mining and processing expenses less silver credits which are treated as a by-product. The total cost of production comprises the cash cost of production plus depreciation, depletion and amortization, which includes amortization of asset retirement cost (see note 3 below).

(1)	The Company completed the sale of its 30% interest in the Jerritt Canyon Joint Venture as of June 30, 2003. All amounts for Jerritt Canyon represent the Company’s share of the joint venture.

(2)	Beartrack operations ceased mining in April 2000 and concluded economic recovery by September 2000. All residual gold production at Beartrack has been accounted for as part of reclamation and closure costs.

(3)	During 2004, the Company retroactively changed its method of accounting for asset retirement obligations as required under Canadian generally accepted accounting principles and has considered the effect of this change on its total cost of production calculations for 2003 and 2002.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) was prepared on February 22, 2005 and provides a detailed analysis of the Company’s financial condition and results of operations for the current year compared with the previous year. The MD&A should be read in conjunction with the consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and related notes. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reports in United States (“U.S.”) dollars (“USD”). Reference should be made to note 17 of the financial statements for a reconciliation between Canadian GAAP and U.S. GAAP. All dollar amounts in this MD&A are in millions of USD unless otherwise specified.

The Company’s filings with the securities regulatory authorities in Canada, including the Company’s Annual Information Form, are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 40-F, are available at www.sec.gov through EDGAR.

CAUTIONARY STATEMENT

Certain statements in this MD&A and Annual Report constitute “forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings.

OVERVIEW

Meridian Gold Inc. (“Meridian” or the “Company”) is a mid-tier gold producer with mining operations in Chile, development projects in Argentina and Nevada and exploration projects throughout the Americas.

Selected Annual Financial Information

As at and for the years ended December 31

(In millions of USD, except per share data)	2004	2003	2002
		(Restated)	(Restated)
Revenue	$127.1	$132.6	$133.6
Net earnings(1)	$36.6	$34.4	$40.9

Basic earnings per share	$0.37	$0.35	$0.47
Diluted earnings per share	$0.37	$0.34	$0.47

Total assets	$892.7	$852.9	$706.8
Total long-term liabilities	$230.6	$226.2	$188.0

Notes

(1)	Net earnings and earnings before discontinued operations and extraordinary items are the same.

(2)	For the three years reported, the Company did not declare a cash dividend.

Summary of Quarterly Results

	FY2004				FY2003
(In millions of USD, except per share data)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Revenue	$29.9	$31.5	$32.9	$32.8	$35.9	$36.5	$29.8	$30.4
Net earnings(1)	$9.8	$9.7	$9.6	$7.5	$8.5	$9.5	$6.1	$10.3
Basic earnings per share(2)	$0.10	$0.10	$0.10	$0.08	$0.09	$0.10	$0.06	$0.10
Diluted earnings per share	$0.10	$0.10	$0.10	$0.07	$0.08	$0.10	$0.06	$0.10

Notes

(1)	Net earnings and earnings before discontinued operations and extraordinary items are the same.

(2)	Quarterly amounts do not sum to full-year amounts due to rounding.

18       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

RESULTS OF OPERATIONS

Net earnings for 2004 were $36.6 million or $0.37 per share compared to net earnings for 2003 of $34.4 million or $0.35 per share. This increase of $2.2 million or $0.02 per share is the result of higher realized gold prices and lower net operating costs offset in part by higher exploration costs and no gain on sale of the Company’s interest in the Jerritt Canyon Joint Venture. The Company increased exploration spending in 2004 primarily as a result of two new vein discoveries on our El Peñón property.

Revenue in 2004 was $127.1 million, a decrease of $5.5 million compared to 2003 revenue of $132.6 million. Revenue in 2004 decreased $15.8 million (45,292 gold ounces) due to the sale of the Company’s interest in Jerritt Canyon and increased due to a 12% increase in the average realized gold price per ounce which increased from $367 in 2003 to $412 in 2004.

The Company has sold its gold and silver over the past three years principally through Standard Bank of London. The Company’s gold and silver doré production from Chile was previously refined by Johnson Matthey’s refinery in England. During 2004, the Company qualified Johnson Matthey’s refinery in Canada and expects to use it during 2005 to refine its gold and silver doré production from Chile. The Company believes that several banks or refiners would be willing to purchase and/or process the Company’s metal.

Cost of sales in 2004 was $16.1 million compared to cost of sales in 2003 of $30.5 million. The $14.4 million reduction in cost of sales is principally due to the sale of the Jerritt Canyon Joint Venture interest which had cost of sales of $12.2 million in 2003. Cost of sales was also reduced due to increased silver production and the improvement in silver prices. The Company accounts for the sale of silver as a by-product credit which reduces cost of sales. In 2004, the Company sold an additional 523,377 ounces of silver, compared to 2003. The average realized silver price per ounce in 2004 was $5.89 compared to the average price per ounce in 2003 of $4.87. The Company’s total average cost per gold ounce in 2004 was $105 compared to $139 in 2003. As noted for cost of sales, this reduction is primarily due to the sale of the Company’s interest in Jerritt Canyon, which had a total average cost per ounce of $350 in 2003.

Exploration expense in 2004 of $19.5 million increased 22% over exploration expense of $16.0 million in 2003. Meridian increased exploration spending following the discovery of two new veins at El Peñón. Meridian conducted focused drilling on the Dorada vein, discovered in the first quarter of 2004, to further define the extent of this vein. Additionally, during the third quarter, Meridian discovered a second high-grade vein, Fortuna, on the Angelina property, which is being explored under a joint venture with Gold Fields Limited. Meridian continues to expense all exploration costs as they are incurred.

Other expense in 2004 of $2.0 million was primarily related to a $3.3 million loss on the financial settlement of silver contracts that were entered into during 2003 with settlement dates in 2004, offset by a $0.9 million gain for the buy-out of the net smelter returns royalty by Queenstake Resources USA Inc. (“Queenstake”). At December 31, 2004, the Company had no gold or silver hedges.

Income tax expense in 2004 was $27.0 million. The effective tax rate in 2004 of 42.1% is comparable to the effective tax rate in 2003 of 42.5%. The Company paid $14.9 million in cash taxes during 2004.

DISCUSSION OF PROPERTIES

El Peñón

The El Peñón property is located near the port city of Antofagasta in northern Chile. Gold was first discovered on the property by the Company’s geologists in 1993. Portions of the current land position of about 750 square kilometers are relatively unexplored, as most exploration work has focused on the central core area of 40 square kilometers. This represents an 81% increase in land position during 2004 and includes the 78 square kilometer property of the joint venture with Goldfields Ltda. and 191 square kilometers under an option agreement.

In 2004, El Peñón continued to deliver low-cost, profitable results. The mine produced 314,081 ounces of gold and 4.8 million ounces of silver at a cash cost of $50 per gold ounce compared to 320,998 ounces of gold and 4.3 million ounces of silver at a cash cost of $54 per gold ounce during 2003. Total production costs including depreciation, depletion and amortization were $105 per gold ounce, 5% lower than the $109 per gold ounce in 2003.

The mill processed 837,111 tonnes of ore in 2004, which is an increase of 19% over last year’s 703,775 tonnes. The increases were achieved primarily through process and efficiency improvements in the milling circuit. The Company processed an average of 12.1 grams per tonne of gold and 193.9 grams per tonne of silver in 2004. The Company’s recovery of gold was 97%, which is consistent with the prior year gold recovery of 97%. The underground and open-pit mines produced 805,852 tonnes of ore in 2004 compared to 787,557 tonnes of ore in 2003. The Company continues to maintain a stockpile of ore in front of the mill to provide operating flexibility.

The underground material is mined by the bench-and-fill method. During 2004, approximately 8 kilometers of underground development was completed, with 7.5 kilometers associated with infrastructure for the underground mine, and 500 meters associated with exploration development. For 2005, about 8.5 kilometers of underground development and exploration is expected to be completed with a significant portion related to the development of the Dorada, Cerro Martillo, Vista Norte, and Quebrada Colorada zones.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      19

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

The underground contract mining company, Constructora Gardilcic S.A. (“Gardilcic”), performed well during the year and continued being a strategic partner with Meridian in meeting mining targets. In January 2005, the Company entered into a 5 year agreement with Gardilcic to provide continued underground mining services.

At the end of 2004, mineral reserves at El Peñón totaled 2.0 million gold ounces and 54.5 million silver ounces. The 0.3 million gold ounces processed during the year were replaced and an additional 0.2 million gold ounces were added to reserves. The increase in reserves was attributed to the initial surface exploration and extension of the Dorada vein as well as additional ounces added in the existing areas of the mine. The reserves and resources of El Peñón were prepared under the supervision of Greg Walker, an employee of Meridian, and have been audited by Robin Young of Western Services Engineering Inc., who are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators.

About $6.3 million was expensed at El Peñón during the year on surface exploration, primarily at the Dorada structure. During the year, the Company discovered and focused a significant portion of its drilling on the Dorada vein. This vein zone will continue to provide exploration potential in the future as the Company accesses the vein zone from underground locations.

The Company remains focused on developing the full potential of its property position at El Peñón. In 2005, surface exploration will be focused on further defining the Dorada, Fortuna and structures both east and west of known trends. For 2005, the Company expects El Peñón to produce 300,000 ounces of gold at a cash cost of $50-$60 per ounce.

During 2004, the Company received several recognitions for achievements in safety management and in prevention of accidents. Among these were the 2003 “John T. Ryan” award, presented by the Canadian Institute of Mining and the Chilean Mining Engineers Institute; the Regional Mina Safety Comite Award for Chile’s Region II; and Honorable Mention in the Annual Mining Safety Award, presented by the National Mining and Geology Service (Sernageomin).

Esquel

During 2002, the Company completed the acquisition of Brancote Holdings Plc (“Brancote”), the owner of the Esquel Gold Project. The contiguous properties that form the Esquel Gold Project are located in the Sierra de Esquel, about 7 kilometers northeast of the town of Esquel (population: 30,000), in southern Argentina and comprise an aggregate of 141,000 hectares of land, including 43,365 hectares for the Esquel corridor. The Galadriel-Julia vein system, which constitutes the Esquel Gold Project and which is the current focus of development for the Company, is located on the Cordon de Esquel property. The Company owns its 100% interest in this property through Minera El Desquite (“MED”).

During 2003, Meridian paused its development efforts following a non-binding referendum wherein the majority of Esquel’s citizens voted against the development of a mine. The Company has focused its efforts at the project to listen to and understand the local community’s concerns about the project. During 2003, Meridian retained the services of Business for Social Responsibility (“BSR”) to independently determine the concerns of the community. In August 2003, BSR published their findings. Meridian accepted their findings and made significant changes to its organization.

The Company is currently focused on addressing the concerns of the community and is exploring alternative mining methods and mine plans to address the community’s concerns. The Company remains confident in the property’s long-term economic prospects.

Rossi

The Rossi property spans approximately 28 square kilometers on the northern end of the Carlin Trend. The mineralization at Rossi is sediment hosted and occurs in the same structural and stratigraphic sequence as economic mineralization throughout the Carlin Trend. Three main areas were discovered on the property from surface drilling.

During 1998, the Company entered into a joint venture with Barrick Gold Corporation (“Barrick”) on the Rossi property. Barrick earned a 60% interest in the property in 2003 by completing its required earn-in spending of $15 million on the property. The Company retained a 40% ownership in the joint venture.

All exploration work on the Rossi property in 2004 was carried out by Barrick. During 2004, Meridian’s share of the loss from this joint venture was less than $0.1 million and its share of capitalized cost was $1.8 million.

During 2004, Barrick completed work on the 49er zone, which consisted of infill drilling, completion of a crosscut through the zone for test mining and sampling of about 1,000 tons, metallurgical testing, and completion of a feasibility study. To date, results have been encouraging and production is planned for 2006.

During 2004, Barrick also completed work to access the south portion of the End Zone, which consisted of 1,376 feet of underground development, and 58 infill core holes. Results have been encouraging, and the extension of the End Zone drift is planned for 2005 to facilitate completion of infill drilling of the End Zone as well as drilling of the Discovery Zone.

20       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

Beartrack

Beartrack, a 100% owned open-pit heap-leach operation, is located approximately 11 miles west of Salmon, Idaho. Mining of all the economic ore was completed in 2000. During 2004, the Company spent $3.8 million for reclamation activities and recovered $0.3 million for gold sales from residual leaching. In 2005, the Company expects to spend $2.1 million on reclamation activities at the Beartrack mine.

Jerritt Canyon

The Jerritt Canyon mine, located 92 kilometers northwest of Elko, Nevada, was 30% owned by the Company and 70% owned and operated by AngloGold (Jerritt Canyon) Corp. until the Company sold its interest in the Jerritt Canyon property to Queenstake effective June 30, 2003. During 2004, the Company received $1.8 million from Queenstake as payment for the production receivable accrued at the time of the sale and $0.9 million for the buy-out of a net smelter returns royalty retained by Meridian, with the latter being recognized as a gain.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and short-term investment balances, including restricted cash, increased to $231.7 million at December 31, 2004 due to strong cash flows fueled by higher gold prices and consistent operating performance at El Peñón. Working capital increased during the year, from $171.2 million in 2003 to $215.3 million in 2004, primarily due to the growth in cash balances.

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during 2004 was provided from operations and from existing cash reserves. Cash provided by operating activities increased to $69.9 million in 2004, versus $62.6 million in 2003. In 2005, the Company expects its current cash and short-term investments and cash generated from operations to be sufficient to fund its exploration and capital requirements.

Anticipated cash requirements for 2005 include approximately $20 million for planned capital expenditures at El Peñón, which includes approximately $13 million in mine development primarily towards the Dorada structure to prepare it for production by mid-2006.

Exploration is the heart of Meridian’s growth strategy and will continue to be an important focus next year. The Company plans to spend approximately $20 million next year to fund these efforts, building upon the success we enjoyed in 2004. Half of this budget is expected to be dedicated to reserve and resource expansion at the Company’s current projects. The remainder is expected to be allocated to the Company’s growing pipeline of projects, aimed towards acquisitions and grassroots exploration, initiated in North and South America. Pursuant to the Company’s policy, all of these exploration costs are expensed.

Should the Company decide to develop other exploration and development properties, additional capital may be required. The Company believes that these capital requirements may be funded by existing cash reserves, by borrowing from third parties or by raising equity. No assurance can be given that such borrowings or capital will be available at terms and conditions acceptable to Meridian, if at all.

CONTRACTUAL COMMITMENTS AND CONTINGENT LIABILITIES

(In millions of USD)	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years

Operating leases	1.2	0.4	0.8	—	—
Extraction services obligations(1)	135.9	27.9	53.2	54.8	—
Exploration obligations(2)	3.5	1.7	1.8	—	—
Shutdown and reclamation obligations	11.8	4.3	5.0	1.3	1.2
Pension cost obligations(3)	5.6	—	—	—	5.6

Notes

(1)	The Company has a contract for $2.1 million for 2005 relating to open-pit extraction services at El Peñón. In January 2005, the Company entered into a 5 year contract for underground extraction services at El Peñón totaling $133.8 million.

(2)	During 2004, the Company entered into an agreement with Radius Gold Inc. to acquire an interest in the El Pavon property in Nicaragua, which contractually requires the Company to fund $3.5 million of exploration costs over the first 2 years of the agreement.

(3)	The timing and amount of additional funding is dependent upon future return on plan assets, discount rates and other actuarial assumptions. The 2005 amount of minimal funding for the defined benefits plan at December 31, 2004 is less than $0.1 million.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT     21

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. Critical accounting policies and estimates that most impact the consolidated financial statements are those that relate to the Company’s accounting for mineral properties, reclamation obligations and income taxes which include reserve estimates, impairments and reclamation estimates.

Critical Accounting Estimates

Amortization

The Company amortizes mineral properties and other assets using the units-of-production method that is based on projected minable tons. Therefore mineral reserves may affect amortization of mineral property, plant and equipment costs. Mineral reserves are affected by the price of gold, production costs and other factors. These estimates are reviewed on a regular basis and are adjusted to reflect current mining plans. The estimated useful life of an asset is limited by the remaining life of the ore body to which the asset relates.

Impairment of Assets

The Company reviews the carrying value of its mineral properties when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are also based on whether factors that may indicate the need for a writedown are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors are subject to changing economic conditions, regulations and the accuracy of assumptions.

Reclamation Estimates

Reclamation and shutdown costs to be incurred following mine closure are estimated and recorded as an asset retirement obligation. The asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The estimates are reviewed on a routine basis as to the accuracy of remaining costs to be incurred and are adjusted as necessary. Any change to an estimate is reflected in the consolidated financial statements on a prospective basis.

Valuation of Deferred Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Management regularly reviews the Company’s deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected taxable income and the expected timing of the reversals of existing temporary differences. During 2002, the Company fully recognized the remaining deferred tax asset and deferred credit acquired in the 2001 purchase of Pacific Rim Resources Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A. (“IMDI”). Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of Canadian and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of December 31, 2004.

Changes in Accounting Policies

Asset Retirement Obligations

Effective January 1, 2004, Meridian retroactively adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”) which applies to legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or the normal operation of a long-lived asset. Management believes the Company’s mineral properties and reclamation obligations are subject to the provisions of HB 3110.

Under HB 3110, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. HB 3110 requires the estimated future cash settlement of an asset retirement obligation to be discounted in arriving at the liability reported in the current period. Upon initial recognition of the liability, the asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset using the units-of-production method. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.

Meridian has retroactively applied this change in accounting policy and restated the prior years’ consolidated financial statements. The effect of this change is detailed in note 9 to the consolidated financial statements.

22       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

Stock-Based Compensation

Effective January 1, 2002, Meridian elected to use the settlement method of accounting for stock options granted to directors and employees, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense was recognized in the Company’s consolidated statements of operations for options granted during each of the years ended December 31, 2002 and 2003 because the exercise price of employee stock options was the market price on the day granted. Effective January 1, 2004, Meridian changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock option plans when the options were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

This change in accounting for stock-based compensation has been applied retroactively without restatement of prior periods, with the cumulative effect of this change of $0.9 million being reported separately in the consolidated statements of retained earnings as an adjustment to opening retained earnings at January 1, 2004. The effect of this change is disclosed in note 13 to the consolidated financial statements.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The adoption of HB 3063 did not result in any changes to the Company’s financial statements.

OUTSTANDING SHARES DATA

As of the date of this MD&A, there were 99,657,326 common shares outstanding. In addition, there were 1,932,151 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$18.58 per option, of which 1,284,982 were currently exercisable, with expiry dates between 2006 and 2014. Meridian had 1,209 shareholders of record as of December 31, 2004.

NON-GAAP MEASURES

Meridian has included measures in this MD&A and Annual Report called “total cash costs.” Cash costs are determined by Meridian according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, royalties, and silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by gold ounces produced.

The Company believes that in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, may not to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in millions of U.S. dollars, except for gold production ounces and cash costs per ounce)	2004	2003	2002

Cost of sales	$16.1	$30.5	$39.0
Other	(0.4)	(0.6)	(1.8)

Total cash costs	$15.7	$29.9	$37.2
Gold production in ounces from active properties (in 000s)	314	367	428

Total cash costs per ounce	$50	$82	$87

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      23

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by management and are the responsibility of the Board of Directors and management of the Company.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information.

The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The Audit Committee of the Board, comprised of three independent directors, periodically meets with management and with the independent auditors to review the scope and result of the annual audit and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by the Company’s independent auditors, KPMG LLP. The Auditors’ Report to the Shareholders outlines the scope of their examination and opinion on the consolidated financial statements.

Brian J. Kennedy	Peter C. Dougherty
VICE CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER	VICE — PRESIDENT, FINANCE & CHIEF FINANCIAL OFFICER

February 22, 2005

INDEPENDENT AUDITORS’ REPORT

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Meridian Gold Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

January 28, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1(i) and note 1(j) to the consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004. Our report to the shareholders dated January 28, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada

January 28, 2005

24       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

(Expressed in millions of United States dollars)	2004	2003

		(Restated -
		note 9)
ASSETS

Current assets:
Cash and short-term investments (note 1(e))	$217.8	$168.3
Restricted cash (note 1(e))	13.9	13.9
Trade and other receivables	2.3	4.8
Inventory (note 3)	5.4	6.8
Deferred taxes — current (note 10)	0.4	0.4
Other current assets	2.1	5.1

Total current assets	241.9	199.3
Mineral property, plant and equipment (note 4)	628.8	635.9
Deferred taxes — long-term (note 10)	9.3	8.2
Other assets (note 6)	12.1	9.5

Total assets	$892.1	$852.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable, trade and other	$8.1	$6.1
Accrued and other liabilities (note 7)	18.5	22.0

Total current liabilities	26.6	28.1
Other long-term liabilities (note 8)	42.3	31.7
Deferred taxes (note 10)	188.3	194.5

Total liabilities	257.2	254.3
Minority interest	1.0	1.0
Shareholders’ equity (note 13)	633.9	597.6

Total liabilities and shareholders’ equity	$892.1	$852.9

Commitments and contingencies (notes 9 and 16)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Christopher R. Lattanzi	Brian J. Kennedy
DIRECTOR	DIRECTOR

MERIDIAN GOLD INC.      2004 ANNUAL REPORT       25

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2004, 2003 and 2002

(Expressed in millions of United States dollars, except per share data)	2004	2003	2002

		(Restated -	(Restated -
		note 9)	note 9)
Revenue	$127.1	$132.6	$133.6
Costs and expenses:
Cost of sales	16.1	30.5	39.0
Depreciation, depletion and amortization	18.1	22.1	23.1
Exploration	19.5	16.0	10.7
Selling, general and administrative	10.4	9.8	7.5
Other	—	0.6	1.1

	64.1	79.0	81.4

Earnings before the following	63.0	53.6	52.2
Interest income	2.6	1.4	1.8
Other income (expense) (notes 5 and 15)	(2.0)	4.3	0.2

Earnings before income taxes	63.6	59.3	54.2
Income taxes (note 10)	27.0	24.9	13.3

Net earnings	$36.6	$34.4	$40.9

Earnings per share (note 14):
Basic	$0.37	$0.35	$0.47
Diluted	$0.37	$0.34	$0.47
Weighted average shares outstanding (in 000s):
Basic	99,259	99,060	86,748
Diluted	99,966	99,927	87,798

See accompanying notes to consolidated financial statements.

26       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended December 31, 2004, 2003 and 2002

(Expressed in millions of United States dollars)	2004	2003	2002

		(Restated -	(Restated -
		note 9)	note 9)
Balance, beginning of year:
As previously reported	$145.0	$108.2	$66.7
Adjustment on adoption of new accounting standard for asset retirement obligations (note 9)	(0.7)	1.7	2.3

As restated	144.3	109.9	69.0
Adjustment on adoption of new accounting standard for stock-based compensation (note 1(j))	(0.9)	—	—
Net earnings	36.6	34.4	40.9

Balance, end of year	$180.0	$144.3	$109.9

See accompanying notes to consolidated financial statements.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      27

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002

(Expressed in millions of United States dollars)	2004	2003	2002

		(Restated -	(Restated -
		note 9)	note 9)
Cash flow from operating activities:
Net earnings	$36.6	$34.4	$40.9
Non-cash items:
Provision for depreciation, depletion and amortization	18.1	22.1	23.1
Gain on sale of assets, net	(1.3)	(4.3)	(0.2)
Accretion of asset retirement obligations	0.4	0.8	1.0
Stock-based compensation	2.3	1.4	1.7
Provision for pension cost	0.5	0.3	0.5
Income taxes	11.4	13.7	10.2
Deferred revenue	(1.2)	(1.9)	(1.9)

	66.8	66.5	75.3
Changes in non-cash working capital and other accounts:
Trade and other receivables	2.5	(2.7)	0.4
Inventory	1.4	(1.8)	1.4
Other current assets	3.1	1.4	13.8
Other assets	1.5	(3.1)	(4.2)
Accounts payable, trade and other	2.0	—	2.0
Accrued and other liabilities	(0.8)	8.9	(11.3)
Other long-term liabilities	1.1	(0.1)	(0.5)
Reclamation expenditures	(7.1)	(6.2)	(5.7)
Pension contributions	(0.6)	(0.3)	—

	69.9	62.6	71.2
Cash flow from (used in) investing activities:
Capital expenditures	(17.7)	(21.3)	(37.8)
Proceeds from sale of assets	1.7	4.2	0.2
Deposit of restricted funds for collateral	—	—	(13.9)
Short-term investments (note 1(e))	(114.7)	—	—
Long-term investments (note 1(e))	(6.4)	—	—

	(137.1)	(17.1)	(51.5)
Cash flow from (used in) financing activities:
Proceeds from issuance of share capital	2.0	0.9	4.8
Minority interest	—	—	0.1

	2.0	0.9	4.9

Increase (decrease) in cash and cash equivalents	(65.2)	46.4	24.6
Cash and cash equivalents, beginning of year	168.3	121.9	97.3

Cash and cash equivalents, end of year	$103.1	$168.3	$121.9

Cash and cash equivalents	$103.1	$168.3	$121.9
Short-term investments	114.7	—	—

Cash and short-term investments	$217.8	$168.3	$121.9

Supplementary disclosure of cash flow information (note 11)

See accompanying notes to consolidated financial statements.

28       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of operations

Meridian Gold Inc. (“Meridian” or the “Company”) is incorporated under the Canadian Business Corporations Act and its principal business activities are mining and exploration of gold and other precious metals.

(b) Basis of presentation

The accompanying consolidated financial statements include the accounts of Meridian and all majority-owned subsidiaries. The accounts of joint ventures in which the Company holds an interest are consolidated on a proportionate basis. All significant intercompany accounts are eliminated on consolidation.

These financial statements are presented in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the Company’s case, conform to U.S. GAAP except as explained in note 17. The United States dollar is the principal currency of the Company’s business; accordingly, the consolidated financial statements and related notes are presented in United States dollars.

(c) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in analysis of proven and probable gold reserves and other mineral resources, depreciation, depletion and amortization, costs associated with the reclamation and closing of mineral properties, impairment of assets, and income taxes, among others. Actual results could differ from those estimates.

(d) Fair value of financial instruments

The Company’s financial instruments consist of cash, short-term and long-term investments, trade and other receivables, taxes recoverable/payable, trade and other accounts payable, and accrued and other liabilities. Except for short-term and long-term investments, the carrying amounts of the Company’s financial instruments approximate fair value due to the short term to maturity of such instruments. The quoted market value of short-term and long-term investments is disclosed in note 1(e).

(e) Cash, short-term investments and long-term investments

Meridian considers all highly liquid marketable securities with remaining maturities at date of purchase of fewer than 91 days to be cash equivalents, securities with maturity dates greater than 90 days and less than 1 year to be short-term investments and securities with maturity dates greater than one year to be long-term investments. Cash equivalents consist primarily of U.S. dollar and euro term deposits with major commercial banks and totaled approximately $103.1 million and $168.3 million at December 31, 2004 and 2003, respectively. At December 31, 2004, the Company had $114.7 million in short-term investments (2003 — nil), with a weighted average yield of 2.81% and effective maturity dates of between July 8, 2005 and December 20, 2005 and had $6.4 million in long-term investments (2003 — nil), with a weighted average yield of 3.42% and effective maturity dates between January 7, 2006 and January 14, 2006. The quoted market value of the Company’s short-term investments at December 31, 2004 was $115.5 million and the quoted market value of the Company’s long-term investments at December 31, 2004 was $6.4 million. The Company’s investments are comprised of on average AAA rated agency bonds, insured asset-back securities and taxable auction rate securities. All securities are rated by, at least two, credit agencies. In addition, at December 31, 2004 and 2003, the Company had $13.9 million classified as restricted cash, which represents funds on deposit that have been pledged as backing for letters of credit issued for reclamation bonding.

(f) Inventory

Materials and supplies are valued at the lower of average cost and replacement value. Stockpiled ore is valued at the lower of the average production cost using the LIFO method or net realizable value after an allowance for additional processing costs. Finished goods inventory is stated at the lower of the average cost or net realizable value.

(g) Mineral property, plant and equipment

Mineral property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, are recorded at cost. Start-up costs associated with new properties, net of revenues from pre-commercial production, are capitalized as part of the cost of the projects. Depreciation, depletion and amortization for financial reporting purposes is provided on the shorter of the units-of-production basis, based upon the expected tons to be mined, or on the straight-line basis over the estimated lives of the assets. Gains and losses are reflected in earnings upon sale or retirement of assets.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT     29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized will be the amount by which the carrying amount of the asset exceeds its fair value.

At each reporting period, the Company reviews the carrying value of its mineral properties. These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment was not necessary as of December 31, 2004 or 2003.

(i) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or the normal operation of a long-lived asset. Reclamation obligations on the Company’s mineral properties are recorded as asset retirement obligations. Effective January 1, 2004, the Company retroactively adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the discounted estimated future cash settlement of an asset retirement obligation. The asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.

(j) Stock-based compensation

During 2002 and 2003, the Company elected to use the settlement method of accounting for stock options granted to directors and employees on or after January 1, 2002, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense is recognized in the Company’s consolidated statements of operations for options granted during each of the years ended December 31, 2002 and 2003 because the exercise price of employee stock options was the market price on the day granted. Consideration paid by directors and employees on exercise of stock options was recorded as share capital. As required under the revised Canadian standard for accounting for stock-based compensation, effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital. This change in accounting for stock-based compensation has been applied retroactively without restatement of prior periods, with the cumulative effect of this change of $0.9 million being reported separately in the consolidated statements of retained earnings as an adjustment to opening retained earnings at January 1, 2004. Stock options granted prior to January 1, 2002 were accounted for using the settlement method.

Issues of restricted shares and stock options granted to non-employees are accounted for using the fair value method during fiscal 2002, 2003 and 2004.

(k) Translation of foreign currencies

Assets and liabilities of entities where the functional currency is not the U.S. dollar are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments recorded as a separate component of shareholders’ equity. Revenue and expenses are translated using the average exchange rate during the period. For entities where the U.S. dollar is the functional currency, gains and losses that arise from remeasuring monetary assets and liabilities denominated in other than U.S. dollars are recorded in earnings.

30       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

(l) Revenue

Revenue is recognized when metal is delivered and title to the metal is transferred to third parties. Revenue generated from the sale of silver is recognized as a by-product, reducing operating costs when the metal is sold. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings, unless the contract qualifies for hedge accounting treatment.

(m) Mineral exploration and development costs

Mineral exploration costs and costs incurred on properties being maintained but not advanced are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production, as evidenced by a positive economic analysis of the project, are capitalized and then amortized using the units-of-production method based upon projected minable tons.

(n) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. The amount of future income tax assets and liabilities is limited to the amount that is more likely than not to be realized.

(o) Earnings per share

Basic earnings per share is computed by dividing earnings available to shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method, taking into account dilutive potential common shares, primarily employee stock options and restricted common stock, outstanding during the period.

(p) Comparative figures

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2. BUSINESS ACQUISITION

On July 3, 2002, the Company completed the acquisition of Brancote Holdings Plc (“Brancote”), a U.K. company listed on the Alternative Investment Market in London. In accordance with the terms of the agreement, the Company purchased all the outstanding shares of Brancote in a share-for-share exchange wherein the shareholders of record of Brancote received 0.1886 common shares of the Company in exchange for each common share of Brancote. The balance sheet and results from operations of Brancote have been consolidated effective July 3, 2002. The allocation of the purchase price, based on the consideration given, is summarized as follows:

Net assets acquired:
Cash	$0.4
Receivables	0.9
Deferred tax asset	5.9
Mineral property, plant and equipment, net	453.4
Current liabilities	(1.0)
Deferred tax liability	(148.5)
Minority interest	(1.0)

Total consideration	$310.1

The acquisition of Brancote has been accounted for under the purchase method of accounting, and as such, the fair value of the consideration given by Meridian was allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the time of purchase. The total consideration includes the value of the 22.0 million shares of common stock issued, which was calculated using a 30-day average prior to the date of announcement, April 3, 2002, and was valued at $13.56 per share using the stock price on the day prior to the date of announcement, plus total transaction costs of $13.1 million.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

3. INVENTORY

	2004	2003

Materials and supplies	$2.1	$1.8
Stockpiled ore	3.3	5.0

	$5.4	$6.8

4. MINERAL PROPERTY, PLANT AND EQUIPMENT

	2004	2003

		(Restated - note 9)
Mineral property acquisition and development costs	$643.5	$634.3
Plant, buildings and equipment	67.9	66.8

	711.4	701.1
Accumulated depreciation, depletion and amortization	(82.6)	(65.2)

	$628.8	$635.9

Mineral property, plant and equipment allocation by project:

	2004			2003

						(Restated - note 9)
		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and			depletion and
	Cost	amortization	Total	Cost	amortization	Total

El Peñón mine	$144.2	$79.8	$64.4	$130.6	$63.1	$67.5
Esquel project	556.4	0.6	555.8	561.9	0.4	561.5
Rossi project	7.3	—	7.3	5.5	—	5.5
Other	3.5	2.2	3.1	3.1	1.7	1.4

	$711.4	$82.6	$701.1	$701.1	$65.2	$635.9

The net mineral property, plant and equipment associated with the Esquel project includes a translation loss of $6.3 million (2003 -translation gain of $71.2 million) due to the change in the Argentine peso compared to the U.S. dollar.

The El Peñón mine is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta, and began commercial production in January 2000. The Esquel project is located in the Sierra de Esquel, 7 kilometers northeast of the town of Esquel, Chubut, Argentina. Exploration and development activities have been paused since March 2003 while the Company addresses community concerns. The Rossi project, a joint venture with Barrick Gold Corporation (“Barrick”), is located 26 miles northwest of Carlin, Nevada, USA, and is expected to begin production during the fourth quarter of 2005 (note 5(b)).

32       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

The Company’s operating segments, based on the way management organizes and manages its business, are as noted above. The accounting policies of all segments are consistent with those outlined in note 1, Significant Accounting Policies. The breakdown of exploration expenses by geographic region is as follows:

	2004	2003	2002

Chile	$10.2	$4.5	$5.2
Argentina	4.0	7.0	0.5
United States	3.0	0.8	1.3
Peru	1.4	2.4	1.9
Mexico	0.5	0.8	1.2
Other	0.4	0.5	0.6

Total exploration expenses	$19.5	$16.0	$10.7

5. JOINT VENTURES

(a) Jerritt Canyon

The Company sold its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003, for $450,000 cash, 9.6 million Queenstake Resources Ltd. common shares at their quoted market price of CDN $0.28 per share, a production receivable for $1.8 million and a future net smelter returns royalty not valued at the time of sale. The sale of the JCJV resulted in a gain of $1.7 million. The Company sold the Queenstake Resources Ltd. shares in 2003 and recognized a gain of $2.9 million.

During 2004, the Company received $1.8 million from Queenstake as payment for the production receivable and $0.9 million for the buy-out of the net smelter returns royalty, with the latter being recognized as a gain.

The Company’s 30% interest in the JCJV is reflected in the consolidated financial statements on a proportionate consolidation basis. The Company’s share of the joint venture’s operating results included in the accompanying consolidated financial statements is as follows:

	2003	2002

Revenue	$15.8	$31.6
Expenses:
Cost of sales	12.2	26.5
Depreciation, depletion and amortization	3.1	6.9
Reclamation and other	(4.9)	0.6

Earnings (loss) from operations	$5.4	$(2.4)

Cash provided by operating activities	$0.5	$4.9
Cash used in investing activities	(0.5)	(3.1)

(b) Rossi

The Company entered into a joint venture with Barrick during 1998 for the Company’s Rossi property in Nevada (note 4). During 2003, Barrick earned a 60% interest in the joint venture by completing $15 million of expenditures on the property. Meridian holds a 40% interest in the joint venture. During 2004, the Company’s share of the loss from this joint venture was less than $0.1 million and its share of capitalized development costs was $1.8 million.

(c) Angelina

In December 2003, Meridian signed a joint venture agreement with Goldfields Ltda. (“Goldfields”), to explore its Angelina property located 10 kilometers west of the EI Peñón mine in Chile. Under terms of the agreement, Meridian will spend $1.25 million over four years to earn a 60% interest in the property. Meridian can increase its ownership to 80% by making a $1.0 million cash payment and granting Goldfields a 2% net smelter returns royalty. During 2004, Meridian expensed $0.8 million for exploration of the property.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

6. OTHER ASSETS

	2004	2003

Long-term investments (note 1(e))	$6.4	$—
Production receivable (note 5(a))	—	1.8
Deferred charges, net of amortization of $1.3(2003 - $1.0)	2.6	2.9
Other	3.1	4.8

	$12.1	$9.5

7. ACCRUED AND OTHER LIABILITIES

	2004	2003

		(Restated -
		note 9)
Shutdown and reclamation accrual (notes 8 and 9)	$4.3	$5.8
Accrued payroll and bonus	3.8	3.5
Deferred revenue (note 15)	—	1.2
Income tax payable, current	7.7	8.8
Other accrued liabilities	2.7	2.7

	$18.5	$22.0

8. OTHER LONG-TERM LIABILITIES

	2004	2003

		(Restated -
		note 9)
Shutdown and reclamation accrual (notes 7 and 9)	$7.5	$12.7
Accrued pension cost (note 12)	4.0	2.9
Income taxes payable (note 10)	30.8	16.1

	$42.3	$31.7

9. ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, the Company retroactively adopted the new recommendations of CICA HB 3110. Under this standard, expected future costs for asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the estimated total undiscounted cash flows required to settle the obligations of $19.6 million, expected timing of cash flow payments required to settle the obligations, a credit-adjusted risk-free discount rate of 3.6% and an inflation rate of 2.5%. The effect of the change in the method of accounting for asset retirement obligations has resulted in a net increase in mineral property, plant and equipment of $0.6 million, an increase in other current assets of $0.4 million, an increase in reclamation liability of $1.6 million, an increase in deferred taxes - long-term of $0.1 million and a decrease in retained earnings of $0.7 million as of December 31, 2003. Net earnings for the years ended December 31, 2003 and 2002 have been reduced by $2.4 million, and $0.6 million, respectively, as a result of this change.

34       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

The continuity of the reclamation liabilities is as follows:

	2004	2003	2002

		(Restated -	(Restated -
		note 9)	note 9)
Balance, beginning of year	$18.5	$31.6	$36.3
Accretion	0.4	0.8	1.0
Expenditures	(7.1)	(6.2)	(5.7)
Sale of JCJV (note 5(a))	—	(7.7)	—

Balance, end of year	$11.8	$18.5	$31.6

Shutdown and reclamation accruals

The Company’s asset retirement obligations are estimated costs for shutdown and reclamation of mineral properties and are comprised of earthwork (including detoxification), re-contouring, re-vegetation, stabilization, heap-leach encapsulation and facility decommissioning. In determining the estimated costs, the Company considers such factors as changes in laws and regulations, the likelihood that additional permits will be required and requirements under existing operating permits. Such analyses are performed on an ongoing basis.

10. INCOME TAXES AND DEFERRED INCOME TAXES

On October 26, 1998, the Company entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”), under which all prior spending in Chile by the Company was consolidated. Under the provisions of these DL600 contracts, the Company elected to have its earnings taxed at the statutory rate of 42%. During 2003, the Company notified the Chilean authorities that it would exercise its option under the DL600 contract to elect out of the statutory 42% tax rate as provided for in the contract and will now be taxed at 35% based upon Chilean tax statutes in effect, which are subject to future changes.

On June 15, 2001, the Company acquired Pacific Rim Resources Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A. (“IMDI”), for $5.2 million. The acquisition was accounted for as an acquisition of tax benefits. Accordingly, the Company recorded a deferred tax asset in the amount of $24.8 million and a deferred credit of $20.3 million included in other long-term liabilities and will recognize such tax benefit upon realization. As of December 31, 2002, the Company fully recognized the tax benefits associated with the acquisition of IMDI.

Income tax expense included in the consolidated statements of operations is as follows:

	2004	2003	2002

		(Restated -	(Restated -
		note 9)	note 9)
Current	$15.7	$9.7	$1.7
Deferred	11.3	15.2	11.6

	$27.0	$24.9	$13.3

The income tax expense differs from that computed by applying the applicable Canadian statutory rate to income before taxes as follows:

	2004	2003	2002

Applicable statutory rate	36.1%	36.6%	38.6%

Income tax expense calculated using statutory tax rate	$23.0	$22.6	$21.1
Increase of valuation allowance	4.9	3.9	4.5
Utilization of acquired tax losses	—	—	(9.5)
Foreign earnings subject to tax at other than statutory rate	0.5	(2.3)	(4.5)
Losses incurred from foreign operations without tax benefit	0.7	1.2	1.1
Other	(2.1)	(0.5)	0.6

Income tax expense	$27.0	$24.9	$13.3

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

10. INCOME TAXES AND DEFERRED INCOME TAXES (CONTINUED)

The significant components of the Company’s deferred income tax assets and liabilities at December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

Current deferred income tax assets:
Chile:
Net operating loss carry forwards	$—	$—	$2.8
Other, net	0.4	0.4	0.7
U.S.:
Reclamation reserves	1.5	1.6	2.0
Other, net	0.2	0.3	0.5

Total current deferred income tax assets	2.1	2.3	6.0
Valuation allowance	(1.7)	(1.9)	(2.5)

	$0.4	$0.4	$3.5

Current deferred income tax liabilities:
Chile:
Other, net	$(0.1)	$(0.1)	$(0.1)

	2004	2003	2002
		(Restated –	(Restated –
		note 9)	note 9)
Long-term deferred income tax assets:
Argentina:
Mineral property, plant and equipment	$3.1	$2.0	$0.2
Other, net	5.8	5.9	5.9
Chile:
Reclamation reserves	0.4	0.3	0.2
U.S.:
Mineral property, plant and equipment	10.0	10.8	17.2
Reclamation reserves	2.1	3.9	8.0
Net operating loss carry forwards	38.7	31.9	19.2
Foreign tax credits	—	0.9	—
Other, net	1.1	1.0	1.0
Canada and other foreign:
Mineral property, plant and equipment	1.2	1.1	0.8
Net operating loss carry forwards	3.6	2.4	1.3

Total deferred income tax assets	66.0	60.2	53.8
Valuation allowance	(56.7)	(52.0)	(47.5)

	$9.3	$8.2	$6.3

Long-term deferred income tax liabilities:
Argentina:
Other, net	$(175.7)	$(178.1)	$(155.7)
Chile:
Mineral property, plant and equipment	(12.6)	(14.1)	(15.6)
Canada and other foreign:
Other, net	—	(2.3)	(1.5)

	$(188.3)	$(194.5)	$(172.8)

36      MERIDIAN GOLD INC.      2004 ANNUAL REPORT

At December 31, 2004, the Company and subsidiaries included in these consolidated financial statements had available U.S. loss carry forwards of approximately $114 million, which expire between the years 2018 and 2024, and Canadian net operating loss carry forwards of approximately $10 million, which expire between the years 2005 and 2011.

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of U.S. and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of December 31, 2004.

11. SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

	2004	2003	2002
		(Restated –	(Restated –
		note 9)	note 9)
Cash paid for income taxes	$14.9	$2.7	$1.7
Cash paid for interest	—	—	—
Non-cash investing and financing activities:
Common stock issued in purchase acquisition	—	—	297.0
Receivable and investment received on sale of assets	—	3.8	—

12. EMPLOYEE PENSION AND OTHER BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all salaried North American employees. Pension benefits are generally based on years of service and average yearly earnings. The Company’s funding policy is to contribute the maximum amount allowed by applicable regulations. The amortization period for unrecognized gains and losses is 12 years and is based on the expected average remaining service life of eligible employees. The Company also has a non-qualified unfunded supplementary retirement plan that provides North American employees with retirement benefits in excess of qualified plan limits imposed by law.

Net periodic pension expense is comprised of the following:

		Defined Benefit Plan		Supplemental Retirement Plan
	2004	2003	2002	2004	2003	2002

Accrual for service cost	$0.2	$0.2	$0.2	$0.2	$—	$0.1
Interest cost	0.2	0.2	0.2	0.2	0.1	0.1
Return on assets loss (gain)	(0.2)	(0.3)	0.2	—	—	—
Net amortization and deferral	—	0.1	(0.3)	(0.1)	—	—

Net pension cost	$0.2	$0.2	$0.3	$0.3	$0.1	$0.2

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

12. EMPLOYEE PENSION AND OTHER BENEFIT PLANS (CONTINUED)

The following table represents the plan’s funded status and actuarial assumptions at December 31, 2004 and 2003:

	Defined Benefit Plan		Supplemental Retirement Plan
	2004	2003	2004	2003

Projected benefit obligation	$3.5	$3.3	$2.1	$2.4
Market value of plan assets	2.7	2.3	—	—

Projected benefit obligation in excess of plan assets	0.8	1.0	2.1	2.4
Unrecognized prior service cost	(0.1)	(0.2)	0.1	0.2
Unrecognized net gain	0.3	0.4	(0.2)	(0.9)

Accrued pension liability	$1.0	$1.2	$2.0	$1.7

Weighted average assumptions used in measuring the Company’s benefit obligation and net periodic pension cost:

	2004	2003	2002

Discount rate	6.5%	6.5%	6.5%
Expected return on plan assets	6.5%	6.5%	6.5%
Rate of compensation increase	5.0%	5.0%	5.0%

The Company has a non-qualified deferred compensation plan for a select group of management and/or highly compensated employees designated by the Company. A participant may elect to defer a specific dollar amount or percentage of their compensation. The Company may contribute to the plan an amount for the benefit of the participant. At December 31, 2004, the Company reported a long-term asset and a liability of $1.0 million, which is equal to the cash value of the accounts under the plan. During 2004, the Company expensed $0.2 million for employer contributions to and for changes in market value of the plan.

13. SHARE CAPITAL

(a) Shareholders’ equity

	2004	2003
		(Restated
		– note 9)
Share capital	$385.8	$382.7
Additional paid-in capital	5.8	3.6
Retained earnings	180.0	144.3
Cumulative translation adjustment	62.3	67.0

Total shareholders’ equity	$633.9	$597.6

(b) Authorized share capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Preferred shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The preferred shares rank prior to the common shares with respect to dividends and return of capital on dissolution. Except with respect to matters on which the holders of preferred shares as a class are entitled by law to vote, the holders of preferred shares are not entitled to vote. As of December 31, 2004, the Company had no issued or outstanding preferred shares.

38      MERIDIAN GOLD INC.      2004 ANNUAL REPORT

(c) Issued and outstanding common shares

	Number
	of shares
	(in 000s)	Amount

Balance as at December 31, 2001	75,853	$76.8
Issued during the year:
Upon acquisition of Brancote (note 2)	22,043	297.0
Under the terms of directors’ and employees’ stock options	1,035	4.8
Shares issued on grant of restricted shares	55	1.7

Balance as at December 31, 2002	98,986	380.3
Issued during the year:
Under the terms of directors’ and employees’ stock options	151	0.9
Shares issued on grant of restricted shares	57	1.5

Balance as at December 31, 2003	99,194	382.7
Issued during the year:
Under the terms of directors’ and employees’ stock options	386	2.0
Shares issued on grant of restricted shares	50	1.1

Balance as at December 31, 2004	99,630	$385.8

(d) Shareholder Rights Plan

In March 1999, the Company established a Shareholder Rights Plan (the “Plan”), which replaced the existing plan established in July 1996. The Plan has a term of 10 years (subject to being reconfirmed by the Company’s shareholders every three years) and expires on July 30, 2009. In implementing the Plan, one right was distributed for each common share outstanding on July 30, 1999, as well as each common share to be issued prior to the “Separation Time”. The Separation Time is defined as the tenth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an “Acquiring Person”), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a “Take-over Bid” (as defined in the Shareholder Rights Plan Agreement). A Take-over Bid means an offer to acquire voting shares of the Company (or securities convertible into such shares) that, if successful, would result in the person making such an offer (“the Offeror”) beneficially owning 20% or more of any class of the voting shares of the Company.

The Shareholder Rights Plan Agreement provides that, until the Separation Time, the rights will be transferred with and only with the common shares. After the Separation Time, separate rights certificates will be mailed to holders of record of the common shares as of the Separation Time. After the Separation Time and prior to the expiration time, the rights are exercisable by the holders. Each right will entitle the holder to purchase one common share for the exercise price (as defined in the Shareholder Rights Plan Agreement).

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

13. SHARE CAPITAL (CONTINUED)

(e) Share Incentive Plan

During 1999, the Company’s shareholders adopted the Meridian Gold Inc. 1999 Share Incentive Plan (the “1999 Plan”), which replaced the Company’s 1996 Share Option Plan and which provides for the granting of equity-based or equity-related awards to certain directors, officers and employees of the Company. A maximum of 8,200,000 shares of common stock are reserved for issuance under the amended 1999 Plan.

Options are granted at exercise prices equal to the quoted market value of the common stock at date of grant. Options have 10-year terms and vest in equal amounts over 1 to 3 years. A summary of the stock option activity and stock options outstanding are presented in the tables below.

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
	(in 000s)	(in USD)	(in 000s)	(in USD)	(in 000s)	(in USD)

Stock options outstanding, beginning of year	1,889	$7.57	1,853	$6.86	2,760	$5.37
Granted	454	13.19	228	12.39	190	16.81
Exercised	(386)	5.27	(151)	6.15	(1,035)	4.76
Expired and/or canceled	(25)	12.92	(41)	12.59	(62)	8.52

Stock options outstanding, end of year	1,932	$9.28	1,889	$7.57	1,853	$6.86

Exercisable stock options	1,285	$7.28	1,478	$6.17	1,283	$5.50

Stock options outstanding as at December 31, 2004 are as follows:

				Weighted	Weighted
				average	average
Range of			Shares	remaining life	exercise price
exercise prices (in USD)			(in 000s)	(years)	(in USD)

$2.25	–	$3.72	20	3.3	$2.80
3.72	–	5.57	284	3.8	4.63
5.57	–	7.43	575	5.4	6.14
7.43	–	9.29	226	6.6	8.24
9.29	–	11.15	198	8.9	10.82
11.15	–	13.01	200	8.6	12.66
13.01	–	14.86	214	9.6	13.04
14.86	–	16.72	8	7.9	15.68
16.72	–	18.58	207	8.5	17.27

			1,932	6.8	$9.28

In 2004, 2003 and 2002, the Company awarded 49,735, 80,569 and 84,000 restricted shares, respectively, under the 1999 Plan. The average fair values of the shares at the date of grant were $13.04, $12.66 and $15.50, respectively. Restricted shares vest one-third per year over 3 years.

40      MERIDIAN GOLD INC.      2004 ANNUAL REPORT

During 2002 and 2003, the Company accounted for stock options granted to employees and directors of the Company on or after January 1, 2002 under the settlement method and accounted for restricted shares and stock options granted to non-employees under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for stock option grants to employees and directors, the pro forma net earnings and earnings per common share would have been the pro forma amounts indicated in the following table:

	2003	2002
	(Restated –	(Restated –
	note 9)	note 9)
Net earnings – as reported	$34.4	$40.9
Compensation expense – additional stock-based compensation	(0.7)	(0.2)

Net earnings – pro forma	$33.7	$40.7

Earnings per share:
As reported (restated – note 9) :
Basic	$0.35	$0.47
Diluted	0.34	0.47
Pro forma:
Basic	0.34	0.47
Diluted	0.34	0.46

In 2004, the Company began recording compensation expense related to stock options using the fair value of the stock options granted. The stock-based compensation in 2004 for stock options and restricted shares was $2.3 million.

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following assumptions:

	2004	2003	2002

Weighted average fair value per option	$7.08	$6.23	$8.79
Expected life of options (years)	5.0	4.3	5.0
Risk-free interest rate	3.5%	1.5%	3.5%
Expected volatility	59.3%	63.0%	59.5%
Expected dividend yield	—	—	—

14. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share:

	2004	2003	2002
		(Restated –	(Restated –
		note 9)	note 9)
Net earnings	$36.6	$34.4	$40.9

Basic weighted average shares outstanding (in 000s)	99,259	99,060	86,748
Effect of dilutive potential common shares (in 000s)	707	867	1,050

Diluted weighted average shares outstanding (in 000s)	99,966	99,927	87,798

Basic earnings per share	$0.37	$0.35	$0.47
Diluted earnings per share	$0.37	$0.34	$0.47

Anti-dilutive shares (in 000s)	154	243	109

Dilutive potential common shares consist of employee stock options.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT      41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

15. FORWARD CONTRACTS

To mitigate the risk associated with changing gold and silver prices and to secure the 1999 loan with Standard Bank of London (which loan was subsequently repaid), the Company previously entered into gold and silver forward contracts.

(a) Gold

During 1999, the Company closed out all of the gold forward contracts it had entered into for the Standard Bank loan. Under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts, which period ended in 2004. During 2004, 2003 and 2002, the Company recognized $1.2 million, $1.9 million and $1.9 million, respectively, of the deferred revenue on expiring gold forward contracts.

(b) Silver

At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan (2002 – 5,800,000 ounces). In addition, at December 31, 2003, the Company had forward sales commitments for 2,200,000 ounces of silver for contracts entered into during 2003 at an average price of $5.05 per ounce for delivery during 2004. As at December 31, 2004, all silver contracts had been closed through delivery or other settlement. During 2004, the Company recorded a loss of $3.3 million on settlement of forward sales commitments for 1,700,000 ounces of silver that were financially settled and not delivered into.

16. COMMITMENTS AND CONTINGENCIES

(a) Operating leases

The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling $0.4 million per year for the next 3 years.

(b) Operating commitments

The Company has a contract for $2.1 million for 2005 relating to open-pit extraction services at the Company’s El Peñón mine in Chile. In January 2005, the Company entered into a 5-year contract for underground extraction services at the El Peñón mine totaling $133.8 million. The Company also has contractual obligations with companies that provide services and supplies at the El Peñón mine. These contracts do not contain take-or-pay obligations or require minimum purchase quantities.

(c) Exploration commitments

The Company committed $3.5 million for exploration of the El Pavon property in Nicaragua over the first two years of the agreement. In addition, the Company has entered into option agreements which require the Company to incur exploration expenditures and make option payments by certain dates in order to earn an interest in the property. Periodically, the Company evaluates the prospects of each project to determine whether further investment is warranted.

(d) Legal claims

The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

42       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

17.	RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices generally accepted in the United States (“U.S. GAAP”). Except as noted below, none of these differences has a material effect on the financial statements of the Company.

Under Canadian GAAP, start-up activities at the El Peñón mine were capitalized. Under U.S. GAAP, the Company would have been required to expense the start-up activities as incurred. Broadly defined, start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Expensing the cost of start-up activities would have resulted in an increase to net earnings of $0.6 million in each of 2004, 2003 and 2002 for U.S. GAAP purposes.

U.S. GAAP requires classification of other comprehensive income by their nature in the financial statements and reporting of accumulated other comprehensive income separately in the equity section of the balance sheet. Under Canadian GAAP, these amounts are reported as cumulative translation adjustment in the equity section of the balance sheet.

The new Canadian GAAP standard for asset retirement obligations (HB 3110) is substantially the same as United States Statement of Financial Accounting Standards (“SFAS”) No. 143 that was applicable to the Company’s 2003 fiscal year for U.S. GAAP purposes. However, the $1.7 million adjustment to retained earnings as at January 1, 2003 under Canadian GAAP, which includes the $2.3 million as an adjustment to retained earnings as at January 1, 2002 and $0.6 million as the decrease in earnings for the year ended December 31, 2002, would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003 under U.S. GAAP. There would be no differences between the balance sheets as at December 31, 2004 and December 31, 2003 or between the statement of operations for the year ended December 31, 2004 prepared under U.S. GAAP for this matter and the balance sheets and statement of operations presented under Canadian GAAP.

Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

For purposes of the reconciliation to U.S. GAAP, the Company has adopted SFAS 148, “Accounting for Stock-Based Compensation –Transition and Disclosure”, which is similar to the new amended Canadian standards, in fiscal 2004. Accordingly, adoption of these Canadian and U.S. standards does not result in a significant difference in the calculation of stock-based compensation expense. However, the transitional provisions under United States standards allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method were applied to all options granted since January 31, 1995. As a result, the adjustments to retained earnings and additional paid-in capital would not be made under U.S. GAAP.

Prior to January 1, 2004, under U.S. GAAP, stock-based compensation was accounted for based on a fair value methodology, although the effects could be disclosed in the notes to the financial statements rather than in the statement of operations. The method was comparable to Canadian GAAP adopted in 2002. However, as a result of the amended Canadian standard not requiring retroactive application, details of the fair value of options granted prior to 2004, but earned during 2003 and 2002, are required to be disclosed for United States regulatory purposes.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year ended December 31, 2003 and 2002, under U.S. GAAP, would have changed to the pro forma amounts indicated below:

	2003	2002

Earnings for the year:
Under United States accounting principles	$36.7	$42.1
Compensation expense based on fair value of options granted and vested	(0.7)	(0.2)

Pro forma earnings for the year	$36.0	$41.9

Pro forma earnings per share	$0.36	$0.48

There is no difference in stock-based compensation expense between Canadian GAAP and U.S. GAAP for 2004.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT       43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2004, 2003 and 2002
(Tables expressed in millions of United States dollars, except per share amounts)

17.	RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

The differences to the consolidated statements of operations that would have resulted from the Company following U.S. GAAP in 2004, 2003 and 2002 are summarized below:

	2004	2003	2002
		(Restated –	(Restated –
		note 9)	note 9)
Net earnings as reported in the financial statements (Canadian GAAP)	$36.6	$34.4	$40.9
Items increasing net earnings:
Start-up cost amortization	0.6	0.6	0.6
Accounting for asset retirement obligations	—	1.7	0.6

Net earnings according to U.S. GAAP	37.2	36.7	42.1
Foreign currency translation adjustments	(4.1)	48.9	18.1

Comprehensive income	$33.1	$85.6	$60.2

Earnings per common share – basic:
Before cumulative change in accounting policy according to U.S. GAAP	$0.37	$0.35	$0.49
According to U.S. GAAP	0.37	0.37	0.49
Earnings per common share – diluted:
Before cumulative change in accounting policy according to U.S. GAAP	$0.37	$0.35	$0.48
According to U.S. GAAP	0.37	0.37	0.48

See Note 14 for basic and diluted weighted average number of shares outstanding.

The differences to the consolidated balance sheets that would have resulted from the Company following U.S. GAAP in 2004 and 2003 are summarized below:

2004			2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
			(Restated – note 9)
Mineral property, plant and equipment, net	$628.8	$627.6	$635.9	$634.1
Total assets	892.1	890.9	852.9	851.1
Total liabilities	257.2	257.2	254.3	254.3
Additional paid-in capital	5.8	4.9	3.6	3.6
Retained earnings	180.0	179.7	144.3	142.5
Cumulative translation adjustment	62.3	—	67.0	—
Other comprehensive income	—	62.3	—	67.0
Total shareholders’ equity	633.9	632.7	597.6	595.8

44       MERIDIAN GOLD INC.      2004 ANNUAL REPORT

MINERAL RESERVES AND RESOURCES

	December 31, 2004					December 31, 2003
	Grade		Contained ounces			Grade		Contained ounces
	Tonnes	Gold	Silver	Gold	Silver	Tonnes	Gold	Silver	Gold	Silver
	(mils)	(g/t)	(g/t)	(K oz)	(K oz)	(mils)	(g/t)	(g/t)	(K oz)	(K oz)

El Peñón
Proven and probable reserves	7.9	8.0	214	2,041	54,534	6.0	9.1	176	1,759	34,033
Mineral resources Measured and indicated	2.6	8.2	261	675	21,401	2.7	10.0	192	868	16,703
Inferred	1.2	8.3	322	323	12,517	0.6	8.0	213	145	3,845

Esquel
Proven and probable reserves	7.5	9.7	16	2,315	3,716	7.5	9.7	16	2,315	3,716
Mineral resources Measured and indicated	3.0	3.5	7	346	687	3.0	3.5	7	346	687
Inferred	2.9	4.7	11	434	1,045	2.9	4.7	11	434	1,045

Rossi(1)
Proven and probable reserves	—	—	—	—	—	—	—	—	—	—
Mineral resources Measured and indicated	0.2	15.4	—	109	—	0.2	15.4	—	109	—
Inferred	0.3	12.9	—	133	—	0.3	12.9	—	133	—

Total – Meridian’s Share
Proven and probable reserves	15.4	8.8	118	4,356	58,250	13.5	9.4	87	4,074	37,749
Mineral resources Measured and indicated	5.8	6.1	118	1,130	22,088	5.9	6.9	91	1,323	17,390
Inferred	4.4	6.3	96	890	13,562	3.8	5.9	41	712	4,890

Gold price assumptions per ounce: El Peñón $350, Esquel $325. Silver price assumptions per ounce: El Peñón $6.00, Esquel $5.00.

Notes

(1)Amounts reported are the Company’s 40% interest. Barrick acquired a 60% interest in the Rossi property during 2003.

The reserves and resources of El Peñón and Esquel were prepared under the supervision of Greg Walker, an employee of Meridian, and have been audited by Robin Young of Western Services Engineering Inc., who are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators. The reserves and resources of the Rossi property were prepared under the supervision of Robert Wheatley, an employee of Meridian, who is a qualified person as defined in National Instrument 43-101.

MERIDIAN GOLD INC.      2004 ANNUAL REPORT       45

DIRECTORS

LEFT TO RIGHT:

    Gerard E. Munera(1, 3)
    PRIVATE INVESTOR

    John A. Eckersley(3)
    PRIVATE INVESTOR

    Brian J. Kennedy
    VICE CHAIRMAN, PRESIDENT AND CHIEF
    EXECUTIVE OFFICER, MERIDIAN GOLD INC.

    Malcolm W. MacNaught(2)
    PRIVATE INVESTOR

    Christopher R. Lattanzi(1, 2)
    CHAIRMAN, MERIDIAN GOLD INC. AND
    PRESIDENT, MICON INTERNATIONAL LIMITED

    Robert A. Horn(2)
    PRIVATE INVESTOR

    Carl L. Renzoni(1, 3)
    PRIVATE INVESTOR

    Notes
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance Committee

OFFICERS

LEFT TO RIGHT:

Darcy E. Marud
VICE PRESIDENT OF EXPLORATION

Peter C. Dougherty
VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER

Wayne M. Hubert
VICE PRESIDENT,
CORPORATE DEVELOPMENT
AND INVESTOR RELATIONS

Brian J. Kennedy
VICE CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Darrin L. Rohr
VICE — PRESIDENT, HUMAN RESOURCES
AND CHIEF PEOPLE OFFICER

Edward H. Colt
EXECUTIVE VICE PRESIDENT

Edgar A. Smith
VICE PRESIDENT OF OPERATIONS

46      MERIDIAN GOLD INC.      2004 ANNUAL REPORT

SHAREHOLDER INFORMATION

Corporate Offices

9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Telephone: (775) 850-3777 or (800)557-4699
Fax:            (775) 850-3733

Annual Meeting

The Company’s annual meeting of shareholders will be held at 4 p.m. EDT on Tuesday, May 10, 2005 at the Toronto Stock Exchange Conference Centre located on the street level of The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Auditors

KPMG LLP
Vancouver, British Columbia, Canada

Investor Relations

For public and media inquiries, or copies of the Company’s Annual Information Form or Annual or Quarterly Reports, please contact Investor Relations at (800) 572-4519, or visit the Company’s web site at www.meridiangold.com.

The Company’s filings with Canadian securities regulatory authorities can be accessed on SEDAR at www.sedar.com. The Company’s filings with the U.S. Securities and Exchange Commission can be accessed on EDGAR at the SEC’s web site at www.sec.gov.

Market for the Registrant’s Common Equity and Related Shareholder Matters

The public trading markets for Meridian common shares are the Toronto Stock Exchange under the symbol “MNG” and the New York Stock Exchange under the symbol “MDG”.

QUARTERLY HIGH AND LOW STOCK PRICE

	FY2004				FY2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Common share prices
Toronto Stock Exchange (CDN$)
High	$19.31	$18.12	$21.15	$24.05	$28.45	$16.05	$19.52	$20.50
Low	$15.42	$12.11	$15.62	$19.25	$13.21	$12.71	$15.31	$15.13
Close	$15.96	$17.26	$21.00	$22.74	$13.94	$15.40	$15.98	$18.93
New York Stock Exchange (USD)
High	$15.10	$13.27	$16.75	$20.38	$18.20	$12.00	$14.25	$15.72
Low	$11.48	$8.95	$12.05	$15.51	$8.94	$8.72	$10.85	$11.29
Close	$12.20	$12.97	$16.72	$18.97	$9.45	$11.49	$11.73	$14.61

Transfer Agent and Registrar

Computershare Investor Services Inc.
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8
Telephone: (800) 564-6253 for calls from North America
                   (514) 982-7800 for calls from outside N.A.

METRIC CONVERSION TABLE

To convert	To imperial measurement units	Multiply by

Tonnes	Short tons	1.10231
Tonnes	Long tons	0.98422
Tonnes	Pounds	2204.62
Tonnes	Ounces (troy)	32,150.7
Grams	Ounces (troy)	0.03215
Grams/tonne	Ounces (troy)/short ton	0.02917
Hectares	Acres	2.47105
Kilometers	Miles	0.62137
Meters	Feet	3.28084

Notes
Ounces (ozs.) are troy ounces; pounds (lbs.) are avoirdupois.
One pound is 14.58333 ounces.
One tonne is 2,204.62262 pounds.
One short ton is 2,000 pounds.